Ian Reeder

Sacramento, CA 95831 • ◼◼◼◼◼◼◼◼◼◼

Profile

I bring a lively energy to every team I join, with a knack for keeping things organized to hit my targets. I'm a born leader who's all about clear communication and getting along with everyone, which means I tend to naturally step up to the plate in any group setting.

Education

B.S., Electronics Engineering, 2008   DeVry University, Elk Grove, CA
High School Diploma, 2005

Experience

- **General Manager, Tech 2U, Inc.**   03/2008 – Present
    o Manage technical and dispatch operations in all stores and mobile repair areas
    o Responsible for hiring, training and role-development
    o Manage fleet vehicles
    o Manage vendor accounts, purchasing and inventory
    o Provide most HR functions
    o Assist with payroll reviews, submission and distribution

- **Manager, Pop Ups Internet Café and Gaming Lounge (Contract)**   12/2007 – 03/2008
    o Contracted to setup Windows Server, Network and 30 client PC's
    o Network, server and client PC maintenance
    o Maintain daily financial reports
    o Setup new customer accounts
    o Train staff on all functions of network environment and software management

- **Assistant Manager, Champions Golf Links**   02/2006 – 12/2007
    o Management of daily, weekly, and monthly sales receipts, inventories, and payroll
    o Deliver individualized customer care to vendors and customers
    o Maintain register based computer network and peripherals involved with company reports